EXHIBIT D

                      LETTER TO ISSUER'S CHAIRMAN AND CEO

                                  CLINTON GROUP

10/05/2007


HealthSpring, Inc.
44 Vantage Way
Suite 300
Nashville, Tennessee 37228

Attention:  Herbert A. Fritch
            Chairman of the Board, Chief Executive Officer and President

Dear Mr. Fritch:

Since our last public letter to you on June 26, 2007, we have monitored the modest appreciation of the stock price of HealthSpring, Inc. (the "Company" or "HealthSpring") despite the significant positive events and developments of the Company.

Despite (i) the strong Q2 financial performance and the surpassing of analyst expectations, (ii) the increase in 2007E EPS guidance, (iii) positive legislative developments and (iv) the completion of the accretive acquisition of Leon Medical Centers Health Plans, Inc. ("LMC Health Plans"), HealthSpring stock continues to languish at a valuation below its peers. Based on our diligence to date, LMC Health Plans appears to be a strong operator and brand in an attractive market. This acquisition provides HealthSpring with geographic diversification, and we are impressed that LMH Health Plans is able to execute a high-level of healthcare delivery at or near government fee-for-service levels.

In our initial letter to you, we detailed a proposal calling for a leveraged recapitalization and Dutch Tender for approximately 30% of the outstanding shares of the Company. Our proposed transaction implied pro forma leverage of 3.0x and had the effect of increasing EPS by almost 14%.

As you are aware, the leveraged finance markets are not as robust as in June 2007. However, we would note that the recent successful syndication and significant oversubscription of HealthSpring's Term Loan A at L +250 (at 1.5x pro forma debt / EBITDA) are definitive signs of market participants' interest in the Company. We believe the Company has additional debt capacity to repurchase shares, especially compared to the more aggressive LBO-type leveraged loans that are being marketed.

Given the oversubscription in the Term Loan A financing and current market prices of HealthSpring stock, we believe that management should either (i) investigate upsizing the current deal or adding another tranche to execute a Dutch Auction repurchase of HealthSpring shares or (ii) employ its unrestricted parent cash and $100 mm undrawn revolver to aggressively execute open market purchases of the stock.(1) Subsequently, when appropriate for the transaction detailed in (ii) above, the Company could re-access the debt financing markets, and "term its revolver" into a secondary tranche of Term Loan A or a new tranche of Term Loan B.

Finally, we have reduced our position below 5% to further our internal portfolio management objectives, and as such, are no longer required to make filings under Rule 13d. However, we continue to be

----------------------
(1) We have not reviewed the new credit agreement.

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supportive of your management team and believe additional company value could be unlocked by the transactions we have detailed in this letter. We hope that you find this letter constructive and look forward to speaking soon.

Please feel free to contact me at your convenience at (212) 739-1833 to discuss any and all issues.

Sincerely,


/s/ JOSEPH A. DE PERIO
---------------------------
Joseph A. De Perio
Vice President